BANCO ITAÚ HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23	A Publicly Held Company

Announcement to the Market

Partial Sale of Stake in Bovespa Holding S.A.

1. Following Bovespa Holding S.A.’s stock exchange listing, Banco Itaú Holding Financeira S.A. (“ITAÚ”) announces that it has sold part of its stake held through its subsidiaries.

2. This operation will have a positive impact on 4th quarter 2007 results of approximately R$ 239 million before tax.

3. With the conclusion of this operation, ITAÚ will now hold a 4.02% stake in the capital stock of Bovespa Holding S.A. Based on the issue price of R$ 23.00 per share, this corresponds to a market value of R$ 653 million and an unrealized profit before tax of approximately R$ 594 million.

4. This operation is consistent with ITAÚ’s strategy and with the vision of the organization’s sustainability, creating shareholder value.

São Paulo-SP, October 26, 2007. ALFREDO EGYDIO SETUBAL Investor Relations Officer